Exhibit 99.1

Media Release

Opfikon, Switzerland, 4 February 2025 - 07:00 CET

Sunrise issues a new USD 1,300 million Term Loan B due 2032 to refinance existing USD Term Loan B due 2029 and partially refinance existing EUR Term Loan B due 2029

•	Proceeds from new loan will be used to refinance the existing USD Term Loan B maturing in 2029 and partially refinance the existing EUR Term Loan B due 2029 including associated fees

•	The new loan is structured as a sustainability linked loan, directly linked to Sunrise’s sustainability-related company goals and strategy

•	Debt stack fully hedged against interest rate and currency changes until 2029 with weighted average cost of debt reduced from 3.0% as of October 2024 to 2.8% pro forma for the transaction[1]

•	Sunrise will continue to opportunistically access loan and bond markets to term-out debt and optimise pricing

Sunrise Communications AG (Sunrise) today announces the successful pricing of a new issuance by Sunrise Financing Partnership, 19808 Wilmington, Delaware, U.S.A., of USD 1,300 million of Term Loan B due 2032 in Sunrise’s first financing transaction following the completion of its spin-off from Liberty Global Ltd. in November 2024.

The USD 1,300 million of proceeds from the new USD Term Loan B due 2032 will be used to refinance the existing USD Term Loan B due 2029 in full and partially refinance the existing EUR Term Loan B due 2029 including related derivative terminations and transaction-related costs. Additionally, the new loan is structured as a sustainability linked loan, directly linked to Sunrise’s sustainability-related company goals and strategy.

Pro forma for the refinancing, Sunrise will have an extended maturity runway with no short-term maturities (c. 77% of debt becoming due after 2029 and c. 27% of debt now becoming due in 2032)2. The debt stack is fully hedged against interest rate and currency changes until 2029 with weighted average cost of debt reduced from 3.0% as of October 2024 to 2.8% pro forma for the transaction1. Sunrise will continue to opportunistically access loan and bond markets to term-out debt and optimise pricing.

Deutsche Bank and Citi acted as Joint Physical Bookrunners and BNP Paribas, JP Morgan, MUFG, Scotiabank and UBS acted as Bookrunners.

Sunrise Investor Relations	Sunrise Media Relations
Alex Herrmann	Rolf Ziebold
+41 58 777 61 00	+41 58 777 76 66
investor.relations@sunrise.net	media@sunrise.net

[1]	Excluding Vendor Financing and commitment fees.
[2]	Relating to third-party debt obligations excluding Vendor Financing.

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ABOUT SUNRISE

Sunrise Communications Ltd. («Sunrise») is Switzerland’s leading challenger, with a strong number two position in the Swiss telecommunications market and is listed on SIX Swiss Exchange (SUNN).

By providing the most comprehensive fixed network access and a world-class mobile network delivering the highest gigabit coverage in Switzerland, Sunrise stands out as a premium and scaled company. Based on its best-in-class, future-fit networks, Sunrise provides high-quality mobile, landline, broadband and TV services to residential customers and empowers business customers with 360° communications and integrated ICT solutions for connectivity, security and IoT from a single source, thereby advancing their digitalisation.

At the end of September 2024, the Sunrise customer base included around 3.1 million mobile, 1.3 million broadband and 1.0 million enhanced TV customers (RGUs), as well as thousands of companies as business customers.

Sunrise boasts a dynamic and international environment where everyone has a voice, where perspectives are shared and where values are respected. Sunrise believes that providing equal opportunities to a diverse workforce is critical to the company’s success. Roughly 2,600 employees (FTEs) from around 80 nations contribute to the success of Sunrise with their expertise, innovative thinking and exceptional commitment, reflecting the diversity of our customers.

Forward-Looking Statements

This media release contains statements that constitute “forward-looking statements”, including but not limited to Sunrise’s business outlook or anticipated financial performance. While these forward-looking statements represent Sunrise’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from Sunrise’s expectations. Sunrise’s business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by Sunrise and filings made by Sunrise with the SEC, including the risk factors to be filed on Form 20-F for the Sunrise Communications AG Annual Report for 2024. Sunrise is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

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